SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

MICREL, INCORPORATED

(NAME OF SUBJECT COMPANY (ISSUER))

MICREL, INCORPORATED

(NAME OF FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, NO PAR VALUE

(TITLE OF CLASS OF SECURITIES)

594793101

(CUSIP NUMBER OF CLASS OF SECURITIES)

RAYMOND D. ZINN

PRESIDENT AND CHIEF EXECUTIVE OFFICER

2180 FORTUNE DRIVE

SAN JOSE, CALIFORNIA 95131

(408) 944-0800

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE

NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

PATRICK A. POHLEN, ESQ.

LATHAM & WATKINS LLP

140 SCOTT DRIVE

MENLO PARK, CALIFORNIA 94025

(650) 328-4600

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$7,508,169.76	$418.96

*	Calculated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of Micrel, Incorporated common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 4,513,451 shares of Micrel, Incorporated common stock and have an aggregate value of $7,508,169.76 as of September 28, 2009, calculated using the Black-Scholes option pricing model.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$ 418.96	Filing party:	Micrel, Incorporated
Form or Registration No.:	Schedule TO	Date Filed:	October 2, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed by Micrel, Incorporated (“Micrel”) with the Securities and Exchange Commission on October 2, 2009 (as amended, the “Schedule TO”). Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein.

This Schedule TO relates to a stock option exchange program (“option exchange”) pursuant to which Micrel is offering certain employees the opportunity to exchange certain options (“eligible options”) to purchase shares of Micrel’s common stock that were granted under one of Micrel’s existing equity incentive plans as described in the Offer to Exchange Certain Outstanding Options To Purchase Common Stock For a Number of Replacement Options and Cash Payments dated October 2, 2009 provided as Exhibit (a)(1)(i) (the “Offer to Exchange”) to the Schedule TO for replacement options to be granted under Micrel’s 2003 Incentive Award Plan. In certain limited cases a cash payment will be made in exchange for surrendered options. Except as amended and supplemented hereby, all terms of the Offer and all disclosure set forth in the Schedule TO and the Schedules and Exhibits thereto, including the Offer to Exchange, remain unchanged. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Exchange.

Item 12. Exhibits

The Exhibit Index attached to this Amendment No. 1 is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2009	MICREL, INCORPORATED

	By:	/S/ ROBERT J. BARKER
	Name:	Robert J. Barker
	Title:	Vice President, Corporate Business Development and Human Resources

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)*	Offer to Exchange Certain Outstanding Options to Purchase Common Stock for a Number of Replacement Options and Cash Payments, dated October 2, 2009.

(a)(1)(ii)*	Email to all eligible employees from Ray Zinn, Micrel’s Chief Executive Officer, dated October 2, 2009.

(a)(1)(iii)*	Paper Election Form

(a)(1)(iv)*	Form of Agreement to Terms of Election

(a)(1)(v)*	Form of email confirming receipt of Election Form

(a)(1)(vi)*	Form of Welcome Letter and Form of Pin Letter

(a)(1)(vii)*	Screen shots of Offer website

(a)(1)(viii)	Form of Reminder Email Communication to Eligible Micrel Employees

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(d)(1)	2003 Incentive Award Plan of Micrel, Incorporated (1)

(d)(2)*	Form of option agreement under 2003 Incentive Award Plan of Micrel, Incorporated

(g)	Not applicable.

(h)	Not applicable.

*	Previously Filed.

(1)	Incorporated by reference to Exhibit 1 filed with Micrel’s Proxy Statement on Schedule 14A dated May 9, 2003.